UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
August 5, 2008
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, 1760
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: August 5, 2008
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

Johannesburg. Monday, 4 August 2008. Harmony Gold Mining Company Limited (Harmony) is pleased to publish its Statement of Mineral Resources and Ore Reserves which has been produced in accordance with the South African Code for the Reporting of Mineral Resources and Mineral Reserves (SAMREC Code) and the Australian Code (JORC Code) as at 30 June 2008.
Mineral Resources
Harmony announces gold Mineral Resources of 253.6 million ounces. The Mineral Resources shows a year-on-year negative variance of 28 million ounces mainly as a result of corporate activity and classifying operations as discontinued. The discontinued operations amounts to 32,6 million ounces.
Ore Reserves
The declared Ore Reserves amounts to 50.5 million ounces with a year on year negative variance of 3.1 million ounces. Corporate activity and discontinued operations contributes to a significant portion of this variance of which the discontinued operations totals 1.7 million ounces. Table 1 shows more detail of the year on year reserve variance.
Table 1. Ore reserve reconciliation: FY2007 to FY2008

		Gold (tonnes)	Gold (Moz)
	Balance at June 2007	1666	53.6
Reductions	Mined during FY2008	(62)	(2.0)
	Corporate activity and discontinued operations	(93)	(3.0)
	Restructuring	(28)	(0.9)
	Other adjustments	(53)	(1.7)
	Total	1430	46.0
Additions	Freestate Surface Sources	140	4.5
	Balance at June 2008	1570	50.5
As indicated in the table above, Harmony’s Ore Reserves as at 30 June 2008 reflects a year-on-year depletion of 2.0 million ounces. Corporate activity, discontinued operations, restructuring of certain shafts and geological related changes accounts for a further decrease of 5.6 million ounces of reserves. On the positive side there is a net addition of 4.5 million ounces of reserves from surface stockpiles.
A gold price of US$750/oz was used for the conversion of Mineral Resources to Ore Reserves at our South African and Papua New Guinea operations. An exchange rate of USD/ZAR 7.46 for South Africa and AUD/USD 0.80 for Australia has been used, resulting in a gold price of R180 000/kg and A$850/oz respectively.
Issued by Harmony Gold Mining Company Limited
4 August 2008
For more details contact:
Graham Briggs
Chief Executive Officer
on +27 11 411 2012
+27(0)83 265 0274
Amelia Soares
General Manager, Investor Relations
on +27 11 411 2134
+27(0)82 654 9241
or
Jaco Boshoff
Executive, Ore Reserve & Resources
on +27(0)83 395 3810
Corporate Office:
Randfontein Gold Mine
P O Box 1
Randfontein
South Africa 1796
T +27 (11) 411 2000
For the comprehensive set of
results please visit
www.harmony.co.za

JSE:	HAR
NYSE:	HMY
NASDAQ:	HMY
ISIN No.:	ZAE000015228

Table 2: Ore Reserves as at 30 June 2008

Underground and open pits
	Tonnes (Mt)	g/t	Gold (‘000 kg)	Gold (‘000 oz)
Proven reserves	49	4.83	238	7,652
Probable reserves	177	4.25	751	24,138
Total	226	4.37	989	31,790

Surface Stockpiles
	Tonnes (Mt)	g/t	Gold (‘000 kg)	Gold (‘000 oz)
Proven reserves	729	0.24	176	5,675
Probable reserves	70	0.35	25	795
Total	799	0.25	201	6,470

Below infrastructure
	Tonnes (Mt)	g/t	Gold (‘000 kg)	Gold (‘000 oz)
Proven reserves	—	—	—	—
Probable reserves	52	7.31	380	12,212
Total	52	7.31	380	12,212
In addition to the gold reserves, Harmony also reports its equity reserves (69.9%) for silver, copper and molybdenum from its PNG operations (Table 3). Metal prices are assumed at US$12/oz for silver, US$2.40/lb for copper and US$20/lb for molybdenum.
Table 3. Silver, Copper and Molybdenum reserves as at 30 June 2008

SILVER	Tonnes (Mt)	g/t	Silver (‘000 kg)	Silver (‘000 oz)
Proven reserves	3	41.04	135	4,358
Probable reserves	22	36.94	819	26,354
Total	25	37.47	954	30,712

COPPER	Tonnes (Mt)%		Cu (‘000 t)	Cu (M lbs)
Proven reserves	—	—	—	—
Probable reserves	50	1.13	560	1,234
Total	50	1.13	560	1,234

MOLYBDENUM	Tonnes (Mt)	ppm	Mo (‘000 t)	Mo (M lbs)
Proven reserves	—	—	—	—
Probable reserves	50	121	6	13
Total	50	121	6	13

This Statement forms part of the company’s Mineral Resources and Ore Reserve declaration which will be published in our FY 2008 annual report towards the end of September 2008.
The competent persons responsible for the overall preparation and reporting of the company’s mineral resources and ore reserves are Jaco Boshoff (South Africa) and Greg Job (Papua New Guinea).
ends.